January 22, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Tuesday Morning Corporation Definitive Proxy Statement on Schedule 14A Filed October 6, 2009 File No. 000-19658

Dear Mr. Owings:

Tuesday Morning Corporation, a Delaware corporation (the “Company”, “our” or “we”), hereby responds to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 8, 2010 to Kathleen Mason, the Company’s President and Chief Executive Officer (the “Comment Letter”).  The Comment Letter was in regards to the Company’s above-mentioned Definitive Proxy Statement on Schedule 14A, filed with the Commission on October 6, 2009 (the “Proxy Statement”).  The Company intends to comply with these comments in all future filings, as applicable.  For your convenience of reference, each of the Staff’s comments is reproduced below in italics, followed in each case by the Company’s related responses.

Definitive Proxy on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Determination of Compensation for Fiscal 2009, page 14

Long-Term Equity Incentive Award Grants in Fiscal 2009, page 15

1.                                      Under this heading you disclose that the “number of shares granted to each named executive officer was based on the total compensation opportunity of the named executive officer compared to that of executive officers in comparable positions at similarly situated public companies and the total compensation opportunity of each named executive officer in relation to the other named executive officers, as well as the long-term incentive compensation offered as part of the total compensation opportunity” and that the “options and shares of restricted stock were granted for the purpose of attracting and retaining the named executive officers by offering compensation opportunities that are competitive with those offered by similarly-situated public companies in the specialty retail industry....”  Based on these and similar disclosure in your proxy statement, it appears that you engage in benchmarking.  If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).

RESPONSE:

The Company notes the Staff’s comment.  The Company respectfully submits that it does not believe it engages in “benchmarking” within the meaning of Item 402(b)(2)(xiv).  As a general matter, the Company’s named executive officers do not earn stock-based compensation based on quantitative targets.  For purposes of awarding stock-based compensation to named executive officers in fiscal 2009, management reviewed data reported in independently published compensation surveys with respect to companies in the retail industry, such as the Mercer Multi-Unit Retail Salary Survey and the Mercer Benchmark Database Survey for companies that are categorized as specialty retailers with similar sales revenue and geographic locations, which consisted of Kirkland’s Inc., Conn’s Inc., Cost Plus, Inc., Pier 1 Imports, Inc., and Overstock.com, Inc. and prepared summaries of the data from such review for the Compensation Committee.  In addition, the Compensation Committee generally reviewed publicly available compensation information for the same specialty retail stores as included in these surveys to confirm its understanding of the information provided in these surveys.  The Compensation Committee considered several factors before exercising its discretion in determining stock-based compensation for the Company’s named executive officers for fiscal 2009 and the above survey information was a factor that was considered to assist in obtaining a general understanding of current compensation practices.  The information was merely part of a larger competitive analysis and did not mandate a particular decision.

To clarify this point, the Company will modify its disclosure in future filings, as long as such disclosure remains accurate, as follows:

“These options and shares of restricted stock were granted for the purposes of attracting and maintaining the named executive officers by offering compensation opportunities that are competitive with those offered by similarly-situated public companies in the specialty retail industry.  The number of shares granted to each named executive officer was based on the total compensation opportunity of the named executive officer compared to that of executive officers in comparable positions at similarly situated public companies and the total compensation opportunity of each named executive officer in relation to the other named executive officers, as well as the long-term incentive compensation offered as part of the total compensation opportunity.  As part of its analysis in determining the awards to be granted as described in the preceding sentence, the Compensation Committee reviewed management’s summaries of data reported in independently published compensation surveys with respect to companies in the retail industry, such as the Mercer Multi-Unit Retail Salary Survey and the Mercer Benchmark Database Survey for companies that are categorized as specialty retailers with similar sales revenue and geographic locations, which consisted of Kirkland’s Inc.; Conn’s Inc.; Cost Plus, Inc.; Pier 1 Imports, Inc.; and Overstock.com, Inc.  The Compensation Committee considered the above survey information to assist in determining stock-based compensation for our named executive officers.  In addition, the Compensation Committee considered other publicly available compensation information for the same specialty retail stores.”

The Company will make similar disclosures with respect to executive compensation, as applicable.

Compensation Committee Interlocks and Insider Participation, page 10

2.                                      Please revise your disclosure under this heading to provide the disclosure required by Item 407(e)(4) of Regulation S-K.  In this regard, we note that you disclose under this heading that “[n]one of [your] executive officers served as a member of the Compensation Committee or similar committee or as a member of the board of directors of any other entity of which an executive officer served on the compensation committee or board of directors of that company.”  Please revise to clarify that none of your executive officers served as a member of the Compensation Committee or similar committee or as a member of the board of directors of any other entity one of whose executive officers served on your compensation committee or as a member of your board of directors.

RESPONSE:

The Company notes the Staff’s comment.  None of the Company’s executive officers served as a member of the board of directors of any other entity one of whose executive officers served on the Compensation Committee or as a member of the Board of Directors.  We will modify our disclosure under the caption “Compensation Committee Interlocks and Insider Participation” in future filings, as long as such disclosure remains accurate, as follows:

“Messrs. Quinnell, Chereskin, Green, and Hunckler, III served on the Compensation Committee for the fiscal year ended June 30, 2009.  None of our executive officers served as a member of the Compensation Committee or similar committee or as a member of the board of directors of any other entity one of whose executive officers served on the Compensation Committee or as a member of the Board of Directors.”

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at 972-934-7251.

Sincerely,

/s/ Stephanie Bowman
Stephanie Bowman
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Tuesday Morning Corporation

cc:	Kathleen Mason [of Tuesday Morning Corporation]
Harva R. Dockery [of Fulbright & Jaworski L.L.P.]